UNITED  STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

FORM  6-K

REPORT  OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 16, 2023

Commission  File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal  Republic  of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM  6-K

On March 16, 2023, SIGNA Sports United N.V. (the “Company”) issued a press release announcing a trading update for the three-month period ended December 31, 2022 (first quarter fiscal year 2023) for SIGNA Sports United GmbH (“SSU”), which is attached hereto as Exhibit 99.1.

NO INCORPORATION BY REFERENCE

The information furnished in this Report on Form 6-K, including Exhibit 99.1 attached hereto, shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as otherwise expressly stated in such filing.

EXHIBITS

Exhibit
Number	Description

99.1	Press release dated March 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: March 16, 2023	by:	/s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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